3B

UNITED STATE
SECURITIES AND EXCHANGI
Washington, D.C. 20

11016136

| APPROVAL |
|---|
| Number: 3235-0123 |
| ires: April 30, 2013 |
| ated average burden hours per response . . . 12.00 |

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
|---|
| 8- 42903 |

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 12/31/2010

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**TFS Derivatives Corporation**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**32 OLD SLIP, 34th FLOOR**
(No. and Street)

| **NEW YORK,** | **NEW YORK** | **10007** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**HOWARD SPINDEL** **(212) 509-7800**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

| **5 Times Square** | **New York** | **New York** | **10036-6523** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

KW 3/4

3/15/11

# OATH OR AFFIRMATION

I, **Judith A. Ricciardi** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TFS Derivatives Corporation**, as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

## Statement of Financial Condition

December 31, 2010

## Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TFS Derivatives Corp.

We have audited the accompanying statement of financial condition of TFS Derivatives Corp. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TFS Derivatives Corp. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2011

# TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

## Statement of Financial Condition

December 31, 2010

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 13,563,987 |
| Commissions receivable | | 11,040,462 |
| Due from affiliate | | 9,719 |
| Total assets | $ | 24,614,168 |
| | | |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Due to Parent | $ | 3,044,029 |
| Due to affiliate | | 1,074,992 |
| Total liabilities | | 4,119,021 |
| | | |
| Stockholder's equity | | 20,495,147 |
| | | |
| Total liabilities and stockholder's equity | $ | 24,614,168 |

*The accompanying notes are an integral part of this statement of financial condition.*

## 1. Organization and Description of Business

TFS Derivatives Corp. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Financial Services, Inc. (the "Parent"), which, in turn, is a wholly-owned subsidiary of TFS Lausanne, which, in turn, is majority owned by Compagnie Financière Tradition ("CFT"), a company organized in Switzerland. The Company is primarily a broker of over the counter equity and equity index derivatives, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). All trades are conducted, as agent, on a give-up basis.

## 2. Significant Accounting Policies

### Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition and the accompanying notes are reasonable; however, actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months to be cash equivalents. At December 31, 2010, the Company had $3,795,574 of cash equivalents.

### Commissions Receivable

Commissions receivable represent amounts due from customers.

## 3. Related Party Transactions

The Parent absorbs all operating costs of the Company and in return charges the Company a management fee. Due to Parent on the statement of financial condition at December 31, 2010 primarily represents amounts that are due in connection with the management fee arrangement.

During the normal course of business, the Company may execute trades with affiliates. Included in commissions receivable on the statement of financial condition at December 31, 2010 is $23,946 of commissions receivable from affiliates.

The Company has two space and revenue sharing arrangements (collectively the "Arrangements" and individually the "Arrangement") with an affiliate. Under the first Arrangement, which was executed in December 2005, and subsequently amended on January 1, 2009, the affiliate utilizes the Company's office space for certain business line activities of the affiliate and the affiliate provides certain compliance and operational support services to the Company related to the Company's business activities. Under the first Arrangement, the Company receives 50% of the affiliate's net profits/losses (as defined) of the referenced business line occupying the Company's space. This arrangement was mutually terminated by both parties on March 31, 2010. Under the second Arrangement, which was executed in May 2007, the affiliate also utilizes the Company's office space for a specific business line and in return the Company is entitled to 100% of the profits/losses of this business line. Due to affiliate on the statement of financial condition at December 31, 2010 primarily represents amounts payable of $832,923 resulting from the Arrangements.

A royalty agreement was executed in 2008 between CFT and the Company. The royalty arrangement assesses a fee equal to 1.75% of gross commissions revenue for use of the Tradition name and logo and any other benefits the Company may derive from being associated with CFT. Included in due to affiliate on the statement of financial condition at December 31, 2010 is $242,069 in connection with this agreement.

## 4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company records income taxes for financial reporting purposes on a separate company basis.

The difference between the Company's effective tax rate and the federal statutory rate applicable to the Company is primarily due to state and local taxes and nondeductible expenses including meals and entertainment.

**4. Income Taxes (continued)**

Accounting Standards Codification ("ASC") 740-10, *Accounting for Uncertainty in Income Taxes*, requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. As of and during the year ended December 31, 2010, the Company did not have any liabilities related to uncertain tax positions. As of December 31, 2010, the Parent's tax returns for 2007 through 2009 are subject to examination by tax authorities.

**5. Regulatory Requirements**

The Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") or the CFTC's Rule 1.17 ("Rule 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company is subject to a minimum net capital requirement of $45,000 under Rule 1.17.

At December 31, 2010, the Company had net capital of $9,369,055, which was $9,094,453 in excess of its required net capital of $274,602 under Rule 15c3-1. The Company's percentage of aggregate indebtedness to net capital was 43.96% at December 31, 2010.

**6. Concentration of Credit Risk**

At December 31, 2010, the Company's cash and cash equivalents were held at two major financial institutions. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, non-interest bearing accounts are fully insured by the Federal Deposit Insurance Corporation (the "FDIC"). Interest bearing accounts are insured up to $250,000 by the FDIC. Included in cash and cash equivalents is $3,795,574 deposited with one financial institution subject to the $250,000 FDIC limit.

Commissions receivable represents amounts due from customers, which primarily consist of securities firms. At December 31, 2010, approximately $7,592,552 (or 69%) in commissions receivable is concentrated among ten major securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

**7. Fair Value of Financial Instruments**

In accordance with Financial Accounting Standards Board ("FASB") ASC 820, *Fair Value Measurements and Disclosures*, the company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

*Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

*Level 2:* Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

*Level 3:* Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In January 2010, FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements.* ASU No. 2010-06 requires reporting entities to make new disclosures about amounts and reasons for significant transfers in and out of level 1 and level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either level 2 or level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in level 3 fair value measurements. The new and revised disclosures have been implemented for annual and interim periods beginning after December 15, 2009 except for the disclosures surrounding purchases, sales, issuances and settlements on a gross basis in the reconciliation of level 3 fair value measurements, which are effective for annual and interim periods beginning after December 15, 2010.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

## 7. Fair Value of Financial Instruments (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value at December 31, 2010.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money market funds | $ 3,795,574 | $ – | $ – | $ 3,795,574 |
| Total financial assets at fair value | $ 3,795,574 | $ – | $ – | $ 3,795,574 |

## 8. Subsequent Events

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued and has noted no significant events since the date of the statement of financial condition.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

SEC Mail Processing

FEB 2 0 2011

Washington, DC
110

# Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder
TFS Derivatives Corp.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of TFS Derivatives Corp. The Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the fiscal period from January 1, 2010 through December 31, 2010. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger and vouched cash disbursements to bank statements.

   There were no findings noted.

2. Compared the revenue amount reported on Statement of Income derived from the FOCUS reports for the fiscal period from January 1, 2010 through December 31, 2010 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2010 through December 31, 2010.

   There were no findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no adjustments and no findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2011

# STATEMENT OF FINANCIAL CONDITION

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)
Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG